EXHIBIT 12.1

XTO ENERGY INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)	Year Ended December 31
	2006	2005	2004	2003	2002
Income before income tax and cumulative effect of accounting change	$2,961	$1,810	$826	$444	$287
Interest expense	182	154	94	64	54
Interest portion of rentals	7	8	7	9	3

Earnings before provision for taxes and fixed charges	$3,150	$1,972	$927	$517	$344

Interest expense	$182	$154	$94	$64	$54
Capitalized interest	18	6	3	2	4
Interest portion of rentals	7	8	7	9	3

Total Fixed Charges	$207	$168	$104	$75	$61

Ratio of Earnings to Fixed Charges	15.2	11.7	8.9	6.9	5.6